Exhibit 1.01
Fastenal Company
Conflict Mineral Report
For The Year Ended December 31, 2014

This report for the year ended December 31, 2014 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the Rule). The Rule was adopted by the Securities and Exchange Commission (SEC) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (3TG). The covered countries for the purposes of the Rule and this report are the Democratic Republic of the Congo (the DRC), the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola (the Covered Countries).

1.	Company Overview and Covered Products
This report has been prepared by our management. The information includes the activities of all subsidiaries that are required to be consolidated.
Fastenal is a North American leader in the wholesale distribution of industrial and construction supplies. We distribute these supplies through a network of approximately 2,700 company owned stores. Most of our customers are in the manufacturing and non-residential construction markets. The manufacturing market includes both original equipment manufacturers (OEM) and maintenance and repair operations (MRO). The non-residential construction market includes general, electrical, plumbing, sheet metal, and road contractors. Other users of our product include farmers, ranchers, truckers, railroads, mining companies, federal, state, and local governmental entities, schools, and certain retail trades. Geographically, our stores and customers are primarily located in North America.
Our principal products include: threaded fasteners and miscellaneous supplies; tools; metal cutting tool blades and abrasives; fluid transfer components and accessories for hydraulic and pneumatic power; material handling; storage and packaging products; janitorial, chemical and paint products; electrical supplies; welding supplies; safety supplies; metals, alloys, and materials; and office supplies. Each product line listed above may contain multiple product categories. During 2014, approximately 95% of our consolidated net sales were attributable to products manufactured by other companies to industry standards or to customer specific requirements. The remaining 5% related to products manufactured, modified or repaired by our manufacturing businesses or our support services, a portion of which would be included as Covered Products (as defined below) because (i) 3TG are necessary to the functionality or production of the product, (ii) the products were manufactured or contracted to be manufactured by us, and (iii) the manufacture of the product was completed during calendar year 2014.
Fastenal manufactures products consisting primarily of non-standard sizes of threaded fasteners made to customers' specifications or standard sizes manufactured under our Holo-Krome® product line. These products, together with those 'private label' brands (we often refer to these as 'exclusive brands') that we may be deemed to contract to manufacture, are hereinafter referred in this report as the covered products (the Covered Products).
During the last several years, we have added 'private label' brands to our offering. These 'private label' brands represent approximately 11% of total sales; most of these 'private label' products are in the non-fastener product lines. For purposes of the Rule, we have included some of our 'private label' products as Covered Products as we may be deemed to contract to manufacture such products. We have excluded from our Covered Products those 'private label' products where we have simply affixed our brand, mark, logo, or label to a generic product manufactured by a third party as permitted by the Rule.
Conflict Minerals Policy
Our conflict minerals policy is publicly available on the 'Legal Information' page of the 'Company Information' section of our website at www.fastenal.com.
Internal Team
Fastenal has established a management system for conflict minerals. Our management team includes our Controller & Chief Accounting Officer, General Counsel, and Vice President of Procurement & Supply Chain. The Executive Vice President/Chief Financial Officer/Treasurer and other executive-level representatives provide direct oversight of this management team. Also, subject matter experts from relevant functions such as Product Compliance, Engineering, Quality Control, Manufacturing, Procurement, and Product Development have assisted and supported the management team with implementing processes and procedures to reach the objectives of our program. The subject matter experts are responsible for implementing our conflict minerals compliance strategy and this is led by a Director of Product Compliance, who acts as the conflict minerals program manager.
Control Systems
Controls include, but are not limited to, our Policy & Procedure Guide, which outlines expected behaviors for all Fastenal employees; our Supplier Terms and Code of Conduct; and a supplier conflict minerals contract clause, which is further described within this report.
Report on Supply Chain Due Diligence
In light of the challenges with securing information from all of our suppliers, we were unable to conclude, after conducting a good faith reasonable country of origin inquiry (RCOI), that any of the 3TG contained in our Covered Products did not originate in the Covered Countries. For that reason, we are required under the Rule to submit to the SEC a Conflict Minerals Report.

2.	Due Diligence
2.1    Due Diligence Framework
Our due diligence framework has been deigned to conform in all material respects with the five-step framework described in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition (the OECD Guidance).
2.2    Supply Chain and Developing Strong Company Management Systems
Due to the breadth and volume of suppliers with which Fastenal conducts business, we are continuing outreach and finalizing review of responses from our suppliers. Part of this review includes analyzing responses from suppliers to the Conflict Mineral Reporting Template 3.02 (CMRT), which is the latest version of a multi-industry template developed by the Conflict-Free Sourcing Initiative (CFSI). A targeted risk-based approach was utilized by Fastenal to ensure we included suppliers of products that were more likely to contain 3TG, either due to the nature of the component, or the location of the supplier and its manufacturing facilities. We assessed our industry as well as other companies and confirmed that this risk-based approach is consistent with how many peer companies are approaching the Rule.
We rely on our direct suppliers to provide information regarding the origin of any 3TG conflict minerals contained in components and materials supplied to us, including sources of 3TG that are supplied to our direct suppliers from lower tier suppliers. Contracts with our suppliers are frequently in force for one to three years or more. Contracts prior to 2013 did not obligate suppliers to disclose details concerning conflict minerals in their products and we have been unable to unilaterally impose new contract terms and flow-down requirements on our suppliers. As we enter into new contracts or existing contracts renew, clauses have been incorporated into our contracts requiring suppliers to disclose the existence of 3TG minerals and provide conflict status and sources, when applicable. It will take a number of years to ensure that all of our supplier contracts contain appropriate flow-down clauses. As described below, we are working with selected suppliers to ensure they provide the 3TG status and sourcing information, when applicable, until the contracts can be modified.
2.3    Identify and Assess Risk in Supply Chain
As noted previously in this report, Fastenal has developed a management team to address this issue and develop a conflict minerals program to manage and monitor this topic. Updates and assessments are provided regularly to Fastenal’s executive level management. To reduce the risk of lack of participation by our suppliers, we provide training and respond to their inquiries concerning the Rule in order to assist suppliers in their review. As certain suppliers may be unfamiliar with the Rule or may not be subject to the Rule, educating and encouraging cooperation with our suppliers will assist in reducing the risk of inadequate participation.
We have developed a core team of individuals who review any correspondence or results that are considered to be a risk. Basic risks include incomplete information or a lack of response from a supplier. The other primary risk is a supplier’s inability or unwillingness to comply with the requirement to verify or pursue compliance with the Rule. The group responsible for reviewing risk areas will carry out corrective action as deemed necessary as we work toward a conflict-free supply chain.

Fastenal continued outreach to suppliers of Covered Products in calendar year 2014 requesting high level information. Based on this outreach we were able to rule out certain suppliers based on their representations to us that no 3TG exists in their supply chain. Those suppliers that responded with a status of “Unknown” or “Contains 3TG” went on to product level reviews.
Product level reviews are requested since 3TG may not be contained in every product purchased from an individual supplier or be a Covered Product. By providing a list of products with each request, we were able to receive more CMRTs and an indication if the Covered Products in question also contained 3TG. Communication with suppliers occurred in multiple forms including, but not limited to e-mail, phone, face-to-face, and webinars.
Once we identified Covered Products that contained 3TG, we requested that our suppliers complete CMRTs which helped us identify smelter information for our further review.
2.4    Design and Implement a Strategy to Respond to Risks
We have developed a core team of individuals who review any correspondence or results that are considered to be a risk. Basic risks include incomplete information or a lack of response from a supplier. The other primary risk is a supplier’s inability or unwillingness to comply with the requirement to verify or pursue compliance with the Rule. The group responsible for reviewing risk areas will carry out corrective action as deemed necessary as we work toward a conflict-free supply chain.
2.5    Due Diligence Measures Performed
Due diligence measures performed to advance the efforts described above included, but were not limited to:

a.	Developing training resources for suppliers on our conflict minerals disclosure requirements;

b.	Continuing involvement in industry groups such as the Twin Cities Conflict Mineral Task Force;

c.
Reporting to senior management on direct suppliers’ responses to our conflict minerals information requests, including updates on monitoring and tracking corrective action, and risk mitigation efforts (where applicable);

d.	Communicating our policy on Conflict Minerals to our direct suppliers;

e.
Comparing smelters and refiners identified by suppliers to the CFSI lists of validated conflict free and verified facilities available at http://www.conflictfreesourcing.org/conflict-free-smelter-refiner-lists/ as in effect as of April 2015 and the US Department of Commerce “Reporting Requirements Under Section 1502(d)(3)(C) of the Dodd-Frank Act World-Wide Conflict Mineral Processing Facilities” available at http://www.ita.doc.gov/td/forestprod/DOC-ConflictMineralReport.pdf as well as conducting our own supplemental research on smelters and refiners;

f.	Developing a risk mitigation plan that allows for continued trade with a supplier during the supplier’s risk mitigation efforts;

g.
Supporting the development and implementation of efforts to source products from smelters and refiners who have had independent third party audits through our policy and procurement practices that encourage suppliers to purchase materials from audited smelters/refiners.

2.6    Reporting on Efforts
In accordance with the OECD Guidance and the Rule, this report is available on our investor website at http://investor.fastenal.com/.
3.    Results of Due Diligence
3.1    Survey Responses
Identifying the Covered Products that contain 3TG has been a key part of reviews to date. Suppliers included in the review process either manufacture Fastenal 'private label' brand products or are tied to Fastenal's manufacturing supply chain. Requests from 2013-2014 remained focused on the 'private label' brands supply chain and high level questionnaires to rule out suppliers with no 3TG in their supply chains. In 2015, we continued requesting further information from Fastenal's manufacturing suppliers so we can finalize a key group of suppliers to focus on in 2015 and into 2016.
Of the nearly 500 suppliers reviewed in 2014, only 18 suppliers reported to us that 3TG existed in their supply chain. With respect to those 18 suppliers, we have reviewed the CMRT information provided by those suppliers with respect to smelter information and are conducting further due diligence. Final validation is pending to determine if any products that they supply to us that contain 3TG would be Covered Products. Unresponsive suppliers and those still conducting reviews will continue receiving requests until the surveys are complete.

3.2    Product Determination
In light of the insufficient information from suppliers detailed above, we are unable to determine whether any of our Covered Products originated in Covered Countries.
4.    Future Steps to Mitigate Risk
We intend to take the following steps to improve the due diligence conducted in order to further mitigate any risk that the necessary conflict minerals in our products could benefit armed groups in the Covered Countries:

a.	Consider becoming a member of the CFSI; and

b.
Continue engagement with suppliers and direct them to training resources in an effort to increase the response rate and improve the content of the supplier survey responses from those deemed unresponsive for 2014.

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